Exhibit 99.1

For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports Fourth Quarter and Full Year 2011 Financial Results

Adjusted net income for the full year of 2011 was $303.1 million, an increase of 35% over the prior year.

Amsterdam, Netherlands; February 22, 2012 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Net Income and Earnings Per Share

•                  Fourth quarter 2011 reported net income was $76.4 million, compared with $72.4 million for the same period in 2010. Fourth quarter 2011 reported basic and diluted earnings per share was $0.54, compared to $0.53 for the same period in 2010.

•                  Fourth quarter 2011 adjusted net income was $79.8 million, an increase of 42% compared to $56.3 million for the same period in 2010. Adjusted net income excludes non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation, and excludes the impact from discontinued operations. Fourth quarter 2011 adjusted earnings per share was $0.57, compared to $0.41 for the same period in 2010.

Aengus Kelly, CEO of AerCap, commented: “During 2011, AerCap continued to deliver industry leading results with full year adjusted net income of $303 million and fourth quarter adjusted net income of $80 million. These results demonstrate the robust nature of the AerCap platform, driven by our modern fuel efficient fleet and proactive management of our liability structure.

In 2011, AerCap executed a number of key strategic transactions including the sale of AeroTurbine, the execution of a $100 million share buyback program and the closing of the American Airlines purchase-leaseback transaction. On the operational side, we leased 30 aircraft, acquired 13 aircraft, sold 21 aircraft and raised $1.5 billion of funding. These transactions, which I believe will be meaningfully accretive to shareholder value over time, coupled with our robust liquidity profile and disciplined and focused leadership team uniquely position AerCap to take advantage of any opportunities that may arise in 2012.”

AerCap’s CFO, Keith Helming, added: “Our 900 basis points net interest margin for 2011 clearly demonstrates the superior profitability of the AerCap portfolio which benefits from a low cost basis, attractive and fully hedged borrowing costs, and low tax rates which results from operating within favourable tax jurisdictions. In addition, the Company remains well capitalized, with a debt/equity ratio of 2.7 times, $650 million of total cash, and annual operating cash flows in excess of $600 million. The combination of these factors position the Company for accretive growth in 2012 and beyond.”

Additional Fourth Quarter 2011 Financial Highlights

•                  Net interest margin earned on lease assets, or net spread, was $178.3 million in the fourth quarter of 2011 compared to $178.9 million for the same period in 2010. Net interest margin as a percent to average lease assets was 8.97% for fourth quarter year 2011 as compared to 9.23% for fourth quarter 2010.

•                  Total assets were $9.1 billion at December 31, 2011, a decrease of 5% over total assets of $9.6 billion at December 31, 2010. The decrease was driven primarily by the sale of AeroTurbine and the sale of our 50% interest in a joint venture containing three A330 aircraft (a decrease of $0.6 billion from both).

•                  Debt to equity ratio was 2.7 times at December 31, 2011, compared to 3.0 times at December 31, 2010.

•                  We entered into debt facility agreements totaling $0.4 billion in fourth quarter 2011.

Full Year 2011 Highlights

•                  Full year 2011 reported net income was $172.2 million, compared with $207.6 million for full year 2010. Full year 2011 reported basic and diluted earnings per share was $1.17, compared with $1.81 for full year 2010.

•                  Full year 2011 adjusted net income was $303.1 million, an increase of 35% compared to $223.9 million for full year 2010. Full year 2011 adjusted net income excludes non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation, a one-time charge relating to the buy out of the Genesis portfolio servicing rights and excludes a loss from discontinued operations. Full year 2011 adjusted earnings per share was $2.07, compared to $1.95 for full year 2010.

•                  Net interest margin earned on lease assets, or net spread, was $718.1 million for the full year 2011 compared to $633.7 million in the full year 2010, an increase of 13%. Net interest margin as a percent to average lease assets was 9.05% for full year 2011 as compared to 9.20% for full year 2010.

•                  Basic lease rents for the full year 2011 were $951.3 million, up 13% compared to the full year 2010.

•                  Net gain on sale of assets for the full year 2011 was $9.3 million and was generated from the sale of 18 older aircraft and three A330s through the sale of a 50% interest in a joint venture. In addition 10 older aircraft were sold as part of the AeroTurbine disposition.

•                  Total revenue for the full year 2011 was $1.1 billion, up 14% compared to the full year 2010 resulting primarily from an increase in basic lease rents driven by the additional aircraft acquired in the Genesis Transaction and the deliveries of forward order aircraft.

•                  We acquired $0.9 billion of aircraft assets including four purchase-leaseback aircraft with American Airlines. In first quarter 2012, we have completed an additional two purchase-leaseback aircraft with American Airlines.

•                  We entered into debt facility agreements totaling $1.5 billion for full year 2011.

Summary of Financial Results

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2011	2010	(decrease)	2011	2010	(decrease)

Net income	$76.4	$72.4	6%	$172.2	$207.6	(17)%
Plus: mark-to-market of interest rate caps, net of tax	3.4	(17.5)	119%	51.3	13.5	280%
share-based compensation, net of tax	1.3	1.4	(7)%	5.4	2.8	93%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	81.1	56.3	44%	228.9	223.9	2%
Plus: (Income) loss on discontinued operations	(1.3)	—	—	52.8	—	—
buy-out of the Genesis portfolio servicing rights	—	—	—	21.4	—	—
Adjusted net income	$79.8	$56.3	42%	$303.1	$223.9	35%

Revenue breakdown

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2011	2010	(decrease)	2011	2010	(decrease)

Lease revenue:
Basic lease rents	$237.2	$235.3	1%	$951.3	$840.4	13%
Maintenance rents and other receipts	26.0	19.2	35%	99.2	61.9	60%
Lease revenue	$263.2	$254.5	3%	$1,050.5	$902.3	16%
Net gain on sale of assets	0.1	(0.2)	150%	9.3	36.2	(74)%
Management fees and interest income	5.1	4.6	11%	21.8	16.9	29%
Other revenue	8.0	—	—	12.4	3.9	218%
Total revenue	$276.4	$258.9	7%	$1,094.0	$959.3	14%

Basic lease rents were $237.2 million for the fourth quarter of 2011, an increase of 1% compared to the same period in 2010. Our average lease assets increased by 3% to $8.0 billion compared to the fourth quarter of 2010.

Basic rents, maintenance rents and other receipts, or total lease revenue, for the fourth quarter of 2011 was $263.2 million, compared to $254.5 million for the same period in 2010, an increase of 3%.

Net gain on sale of assets for the fourth quarter of 2011 was $0.1 million, compared to a $0.2 million loss for the same period in 2010. Net gain on sale of assets for the fourth quarter of 2011 was generated from the sale of 9 older aircraft.

Total revenue for the fourth quarter of 2011 was $276.4 million, compared to $258.9 million for the same period in 2010.

	Three months ended				Twelve months ended
	December 31,				December 31,
				% increase/				% increase/
	2011		2010	(decrease)	2011		2010	(decrease)

Basic lease rents	$237.2		$235.3	1%	$951.3		$840.4	13%

Interest on debt	$62.8	(a)	$36.6	72%	$292.5	(a)	$234.0	25%
Plus: mark-to-market of interest rate caps	(3.9)		19.8	(120)%	(59.3)		(27.3)	(117)%
Interest on debt excluding the impact of mark-to-market of interest rate caps	$58.9		$56.4	4%	$233.2		$206.7	13%
Net interest margin, or net spread	$178.3		$178.9	(0)%	$718.1		$633.7	13%

(a)          Interest on debt for the quarter ended December 31, 2011 includes $7.0 million of amortization of debt issuance costs. Interest on debt for the year ended December 31, 2011 includes $30.6 million of amortization of debt issuance costs.

As shown in the table above, interest expense excluding the impact of the mark-to-market of interest rate caps was $58.9 million in the fourth quarter of 2011, a 4% increase compared to the same period in 2010. Net spread in the fourth quarter of 2011 was unchanged compared with the same period in 2010.

Selling, general and administrative expenses breakdown

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/				% increase/
	2011	2010	(decrease)	2011		2010	(decrease)

Aircraft management fees	$0.1	$1.8	(94)%	$26.8	(a)	$6.4	319%
Mark-to-market of foreign currency hedges, foreign currency balances and other derivatives	(1.1)	(0.3)	(267)%	2.8		(1.7)	265%
Share-based compensation expenses	1.5	1.1	36%	6.2		2.9	114%
Other selling, general and administrative expenses	22.0	20.8	6%	84.9	(b)	73.0	16%
Total selling, general and administrative expenses	$22.5	$23.4	(4)%	$120.7		$80.6	50%

(a)          Includes a one-time charge of $24.5 million ($21.4 million, net of tax) relating to the buy-out of the Genesis portfolio servicing rights.

(b)         Includes one-time charges of $5.2 million relating to termination and severance costs.

Effective tax rate

AerCap’s blended effective tax rate during the full year 2011 was 6.7%. The blended effective tax rate in 2010 was 8.6%.

Financial position

			% increase/
			(decrease) over
	December 31,	December 31,	December 31,
	2011	2010	2010

Total cash (incl. restricted)	$648.4	$626.9	3%
Flight equipment held for lease	7,895.9	8,061.3	(2)%
Total assets	9,107.6	9,600.6	(5)%
Debt	6,111.2	6,566.2	(7)%
Total liabilities	6,824.3	7,383.2	(8)%
Total equity	2,283.3	2,217.4	3%

Debt/equity ratio	2.7	3.0	(10)%

As of December 31, 2011, AerCap’s portfolio consisted of 350 aircraft that were either owned, on order, under contract or letter of intent, or managed and inclusive of the American Airlines purchase-leaseback transaction where the remaining aircraft are subject to confirmation on an aircraft by aircraft basis.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. For 2011, adjusted net income and adjusted earnings per share also exclude a one-time charge relating to the buy out of the Genesis portfolio servicing rights and excludes a loss from discontinued operations. Adjusted earnings per share are determined by dividing the amount of adjusted net income by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

In addition to GAAP net income and earnings per share, we believe these measures may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. Following is a reconciliation of net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation to net income for the three- and twelve-month periods ended December 31, 2011 and 2010:

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/				% increase/
	2011	2010	(decrease)	2011		2010	(decrease)

Net income	$76.4	$72.4	6%	$172.2		$207.6	(17)%
Plus: mark-to-market of interest rate caps, net of tax	3.4	(17.5)	119%	51.3		13.5	280%
share-based compensation, net of tax	1.3	1.4	(7)%	5.4		2.8	93%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	81.1	56.3	44%	228.9	(a)	223.9	2%

(a)          Adjusted net income for the twelve months ended December 31, 2011 excluding the mark-to-market of interest rate caps, share-based compensation, the buy out of the third party servicing contract and the one-time charges relating to the sale of AeroTurbine was $303.1 million, an increase of 35% compared to the same period in 2010.

Net interest margin, or net spread (refer to second table under Revenue breakdown section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The reconciliation of net spread to basic rents for the three- and twelve- month periods ended December 31, 2011 and 2010 is included above.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Wednesday, February 22, 2012 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-480-629-9818 or (International) +31-20-794-8504 and referencing code 4501595 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by AerCap’s management today, Wednesday, February 22, 2012, at 12:30 pm Eastern Time at The New York Palace (the Henry Room), 455 Madison Avenue, New York. Doors will open at 12:00 pm.

To participate in either event, please register at: http://client.sharedvalue.net/AerCap/Q411

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com)

or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap has $9.1 billion of assets on its balance sheet and 350 aircraft with a focus on fuel-efficient narrowbodies and widebodies. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, the United Arab Emirates, and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	December 31, 2011	December 31, 2010

Assets
Cash and cash equivalents	$411,081	$404,450
Restricted cash	237,325	222,464
Trade receivables, net of provisions	16,063	49,055
Flight equipment held for operating leases, net	7,895,874	8,061,260
Net investment in direct finance leases	25,094	30,069
Notes receivables, net of provisions	5,200	15,497
Prepayments on flight equipment	95,619	199,417
Investments	84,079	72,985
Goodwill	—	6,776
Intangibles, net	29,677	58,637
Inventory	13,953	121,085
Derivative assets	21,050	55,211
Deferred income taxes	91,258	94,560
Other assets	181,359	209,141
Total Assets	$9,107,632	$9,600,607

Liabilities and Equity

Accounts payable	$4,142	$16,045
Accrued expenses and other liabilities	74,458	121,389
Accrued maintenance liability	452,582	420,824
Lessee deposit liability	102,844	130,031
Debt	6,111,165 *	6,566,163
Accrual for onerous contracts	3,971	12,928
Deferred revenue	47,994	60,061
Derivative liabilities	27,159	55,769
Total liabilities	6,824,315	7,383,210

Share capital	1,570	1,570
Additional paid-in capital	1,340,205	1,333,025
Treasury stock	(100,000)	—
Accumulated other comprehensive income	(8,513)	5,005
Retained earnings	1,043,974	871,750
Total AerCap Holdings N.V. shareholders’ equity	2,277,236	2,211,350
Non-controlling interest	6,081	6,047
Total Equity	2,283,317	2,217,397

Total Liabilities and Equity	$9,107,632	$9,600,607

* Includes $64.3 million of subordinated debt received from our joint venture partners

	December 31, 2011	December 31, 2010
Supplemental information
Debt/equity ratio	2.7	3.0
Debt/equity ratio (adjusted for subordinated debt)	2.6	2.8

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010

Revenues
Lease revenue	$263,197	$254,496	$1,050,536	$902,320
Net gain on sale of assets	125	(197)	9,284	36,204
Management fee revenue	4,185	4,057	19,059	12,975
Interest revenue	912	536	2,761	3,913
Other revenue	8,034	39	12,283	3,866
Total Revenues	276,453	258,931	1,093,923	959,278

Expenses
Depreciation	89,832	86,715	361,210	307,706
Asset impairment	4,011	5,423	15,594	10,905
Interest on debt	62,795	36,610	292,486	233,985
Operating lease in costs	3,012	3,061	12,069	12,332
Leasing expenses	15,174	22,792	58,432	55,458
Provision for doubtful notes and accounts receivable	1,024	39	3,335	39
Selling, general and administrative expenses	22,481	23,429	120,746	80,627
Total Expenses	198,329	178,069	863,872	701,052

Income from continuing operations before income taxes and income of investments accounted for under the equity method	78,124	80,862	230,051	258,226

Provision for income taxes	(5,374)	(6,317)	(15,460)	(22,194)
Net Income of investments accounted for under the equity method	2,393	1,400	10,904	3,713

Net income from continuing operations	75,143	75,945	225,495	239,745

Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	1,318	(425)	(52,745)	(3,199)
Bargain purchase gain (“Amalgamation gain”), net of transaction expenses	—	—	—	274

Net Income	76,461	75,520	172,750	236,820

Net income attributable to non-controlling interest	(73)	(3,079)	(526)	(29,247)

Net Income attributable to AerCap Holdings N.V.	$76,388	$72,441	$172,224	$207,573

Basic and diluted earnings per share	$0.54	$0.53	$1.17	$1.81

Weighted average shares outstanding - basic and diluted	140,562,684	136,000,708	146,587,752	114,952,639

Certain reclassifications have been made to prior years consolidated income statements to reflect the current year presentation.

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

	Three months ended		Twelve months ended
	December 31,		December 31,
(In thousands of U.S. Dollars)	2011	2010	2011	2010

Net income	76,461	75,520	172,750	236,820
Adjustments to reconcile net income to net cash provided by operating activities
Amalgamation gain	—	—	—	(31,023)
Depreciation	89,832	93,835	384,855	333,754
Asset impairment	4,011	8,955	24,496	14,437
Amortisation of debt issuance cost	7,036	6,733	33,001	26,410
Amortisation of intangibles	3,382	5,978	17,319	22,070
Provision for doubtful notes and accounts receivable	1,024	392	4,843	1,312
Capitalised interest on pre-delivery payments	(301)	(122)	(675)	(590)
Gain on disposal of assets	(125)	(1,153)	(12,939)	(37,203)
(Income) loss on discontinued operations (AeroTurbine)	(1,300)	—	52,763	—
Mark-to-market of non-hedged derivatives	(5,357)	(35,136)	23,167	769
Deferred taxes	11,300	5,465	23,874	17,707
Share-based compensation	1,469	1,746	6,236	3,402
Changes in assets and liabilities
Trade receivables and notes receivable, net	(1,861)	2,937	(16,434)	(371)
Inventories	2,517	(8,578)	(18,100)	3,183
Other assets and derivative assets	(169)	(2,804)	(41,056)	(8,320)
Other liabilities	(2,741)	31,845	(23,255)	45,073
Deferred revenue	(446)	(6,872)	(9,289)	14,182
Net cash provided by operating activities	184,732	178,741	621,556	641,612

Purchase of flight equipment	(79,950)	(150,912)	(763,159)	(1,939,874)
Proceeds from sale/disposal of assets	24,957	70,593	140,785	664,218
Prepayments on flight equipment	(13,794)	(29,335)	(47,077)	(140,094)
Purchase of subsidiaries, net of cash acquired	—	—	—	103,691
Proceeds from sale/disposal of subsidiaries, net of cash disposed	119,917	—	119,917	—
Purchase of investments	—	—	(2,500)	(7,500)
Purchase of intangibles	—	—	—	(9,006)
Movement in restricted cash	(26,694)	11,490	(15,831)	(50,262)
Net cash (used in) provided by investing activities	24,436	(98,164)	(567,865)	(1,378,827)

Issuance of debt	189,100	212,201	1,672,089	2,324,609
Repayment of debt	(278,751)	(272,245)	(1,626,556)	(1,485,690)
Debt issuance costs paid	(7,254)	(12,796)	(37,306)	(60,889)
Maintenance payments received	35,106	23,680	110,358	90,165
Maintenance payments returned	(10,772)	(13,683)	(54,751)	(42,250)
Security deposits received	6,100	4,643	20,135	29,535
Security deposits returned	(3,951)	(14,395)	(37,190)	(39,710)
Issuance of equity interests	—	110,243	—	110,243
Repurchase of shares	(39,368)	—	(100,000)	—
Capital contributions from non-controlling interests	—	—	—	32,375
Net cash (used in) provided by financing activities	(109,790)	37,648	(53,221)	958,388

Net increase (decrease) in cash and cash equivalents	99,378	118,225	470	221,173
Effect of exchange rate changes	(143)	462	6,161	660
Cash and cash equivalents of discontinued operations at beginning of period	37,509	—	—	—
Cash and cash equivalents at beginning of period	274,337	285,763	404,450	182,617
Cash and cash equivalents at end of period	411,081	404,450	411,081	404,450

Certain reclassifications have been made to prior years consolidated statements of cash flows to reflect the current year presentation.